Exhibit 3(iv)

Text of amendment to Article III, Section 3.1 of the Company's By-Laws, as adopted on December 31, 1998.

                                 Article III

                                  Directors

      Section 3.1. Number of Directors. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, the property and business of the Corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors shall be divided into three classes (designated Class I, Class II and Class III, respectively), as nearly equal in number as possible. The number of directors constituting the initial Board of Directors of the Corporation is twenty (20). The number of directors of the Corporation shall be fixed from time to time by the Board of Directors up to a maximum of twenty (20). The current number of directors is fixed at seventeen (17). The initial directors of the Corporation shall serve in the respective classes and until the respective annual meetings of the stockholders of the Corporation set forth in the Certificate of Incorporation opposite their names and mailing addresses, or until their successors are elected and qualified. Thereafter, each class of directors shall be elected to a term of office of three years. Directors need not be stockholders, residents of Delaware or citizens of the United States. The stockholders shall, at each annual meeting or meeting held in place thereof, elect one class of Directors. Except as herein provided with respect to vacancies, and except with respect to the initial Directors, as set out in the Certificate of Incorporation, each Director shall hold office for three years and until his successor is elected and qualified. In case of any vacancy on the Board of Directors by reason of death, resignation, disqualification, removal, failure to elect, increase in the number of directors or otherwise, the remaining Directors may elect a successor or successors who shall hold office for the expired term.